                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               GARDENBURGER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   365476 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              ALEXANDER P. COLEMAN
                                 75 WALL STREET
                               NEW YORK, NY 10005
                                  212-429-2100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                 Eunu Chun, Esq.
                              Kirkland & Ellis LLP
                                Citigroup Center
                              153 East 53rd Street
                             New York, NY 10022-4675

                                SEPTEMBER 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 19 Pages

---------------------                                         ------------------
CUSIP No. 365476 10 0                  13D                    Page 2 of 19 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dresdner Kleinwort Benson Private Equity Partners LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER

     SHARES                None
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               2,445,574
                  --------------------------------------------------------------
      EACH        9        SOLE DISPOSITIVE POWER

    REPORTING              None
                  --------------------------------------------------------------
     PERSON       10       SHARED DISPOSITIVE POWER

      WITH                 2,445,574
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,445,574
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 365476 10 0                  13D                    Page 3 of 19 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Dresdner Kleinwort Capital LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER

     SHARES                None
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               2,445,574
                  --------------------------------------------------------------
      EACH        9        SOLE DISPOSITIVE POWER

    REPORTING              None
                  --------------------------------------------------------------
     PERSON       10       SHARED DISPOSITIVE POWER

      WITH                 2,445,574
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,445,574
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         OO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 365476 10 0                  13D                    Page 4 of 19 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Kleinwort Benson (USA) Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER

     SHARES                None
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               2,445,574
                  --------------------------------------------------------------
      EACH        9        SOLE DISPOSITIVE POWER

    REPORTING              None
                  --------------------------------------------------------------
     PERSON       10       SHARED DISPOSITIVE POWER

      WITH                 2,445,574
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,445,574
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 365476 10 0                  13D                    Page 5 of 19 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Dresdner Kleinwort Holdings Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER

     SHARES                None
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               2,445,574
                  --------------------------------------------------------------
      EACH        9        SOLE DISPOSITIVE POWER

    REPORTING              None
                  --------------------------------------------------------------
     PERSON       10       SHARED DISPOSITIVE POWER

      WITH                 2,445,574
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,445,574
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         CO, HC
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 365476 10 0                  13D                    Page 6 of 19 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Inveresk Stockholders Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom - Scotland
--------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER

     SHARES                None
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               2,445,574
                  --------------------------------------------------------------
      EACH        9        SOLE DISPOSITIVE POWER

    REPORTING              None
                  --------------------------------------------------------------
     PERSON       10       SHARED DISPOSITIVE POWER

      WITH                 2,445,574
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,445,574
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         OO, HC
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 365476 10 0                  13D                    Page 7 of 19 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Dresdner Kleinwort Wasserstein Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                                  [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom - England and Wales
--------------------------------------------------------------------------------
    NUMBER OF     7        SOLE VOTING POWER

     SHARES                None
                  --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER

    OWNED BY               2,445,574
                  --------------------------------------------------------------
      EACH        9        SOLE DISPOSITIVE POWER

    REPORTING              None
                  --------------------------------------------------------------
     PERSON       10       SHARED DISPOSITIVE POWER

      WITH                 2,445,574
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,445,574
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         HC
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 365476 10 0                  13D                    Page 8 of 19 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Dresdner Kleinwort Wasserstein Group Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom - England and Wales
--------------------------------------------------------------------------------
       NUMBER OF     7     SOLE VOTING POWER

        SHARES             None
                     -----------------------------------------------------------
     BENEFICIALLY    8     SHARED VOTING POWER

       OWNED BY            2,445,574
                     -----------------------------------------------------------
         EACH        9     SOLE DISPOSITIVE POWER

      REPORTING            None
                     -----------------------------------------------------------
        PERSON       10    SHARED DISPOSITIVE POWER

         WITH              2,445,574
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,445,574
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO, HC
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 365476 10 0                  13D                    Page 9 of 19 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Dresdner Investments (UK) Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom - England and Wales
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

        SHARES                None
                        --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER

       OWNED BY               2,445,574
                        --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER

      REPORTING               None
                        --------------------------------------------------------
        PERSON          10    SHARED DISPOSITIVE POWER

        WITH                  2,445,574
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,445,574
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO, HC
--------------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 365476 10 0                  13D                   Page 10 of 19 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Zenon Beteiligungsgesellschaft mbH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
       NUMBER OF     7     SOLE VOTING POWER

        SHARES             None
                     -----------------------------------------------------------
     BENEFICIALLY    8     SHARED VOTING POWER

       OWNED BY            2,445,574
                     -----------------------------------------------------------
         EACH        9     SOLE DISPOSITIVE POWER

       REPORTING           None
                     -----------------------------------------------------------
        PERSON       10    SHARED DISPOSITIVE POWER

         WITH              2,445,574
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,445,574
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO, HC
--------------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 365476 10 0                  13D                   Page 11 of 19 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Dresdner Bank AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
      NUMBER OF      7     SOLE VOTING POWER

        SHARES             None
                     -----------------------------------------------------------
     BENEFICIALLY    8     SHARED VOTING POWER

       OWNED BY            2,445,574
                     -----------------------------------------------------------
         EACH        9     SOLE DISPOSITIVE POWER

      REPORTING            None
                     -----------------------------------------------------------
        PERSON       10    SHARED DISPOSITIVE POWER

         WITH              2,445,574
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,445,574
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO, BK, BD
--------------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 365476 10 0                  13D                   Page 12 of 19 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Allianz Finanzbeteiligungs GmbH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
      NUMBER OF         7     SOLE VOTING POWER

        SHARES                None
                        --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER

       OWNED BY               2,445,574
                        --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER

      REPORTING               None
                        --------------------------------------------------------
        PERSON          10    SHARED DISPOSITIVE POWER

        WITH                  2,445,574
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,445,574
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO, HC
--------------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 365476 10 0                  13D                   Page 13 of 19 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Allianz AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany
--------------------------------------------------------------------------------
      NUMBER OF      7     SOLE VOTING POWER

        SHARES             None
                     -----------------------------------------------------------
     BENEFICIALLY    8     SHARED VOTING POWER

       OWNED BY            2,445,574
                     -----------------------------------------------------------
         EACH        9     SOLE DISPOSITIVE POWER

      REPORTING            None
                     -----------------------------------------------------------
        PERSON       10    SHARED DISPOSITIVE POWER

         WITH              2,445,574
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,445,574
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO, HC
--------------------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on February 11, 2002 (the "Schedule 13D").

         Preliminary Note: This statement is being filed by Dresdner Kleinwort Benson Private Equity Partners LP ("DKBPEP") and by each of the entities set forth in Item 2 hereto (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DKBPEP is filing this Schedule 13D with respect to the common stock, no par value, (the "Common Stock") of Gardenburger, Inc. (the "Issuer"). As reported in Item 3 of the Schedule 13D, DKBPEP and certain of its affiliates owns certain convertible notes and a warrant to purchase shares of the Issuer's Common Stock.

         As described in its Current Report on Form 8-K filed on August 18, 2003, the Issuer announced the receipt of an offer from Pattico, Inc. ("Pattico") (an entity formed by the Issuer's Chairman, President, and Chief Executive Officer, Scott C. Wallace; the Issuer's Senior Vice President and Chief Operating Officer, James W. Linford; the Issuer's Vice President of Sales, Robert L. Dixon; the Issuer's Vice President of Marketing, Lori Abert Luke; and the Issuer's Vice President of Research, Quality and Technical Services, Diane Zielinsky (together, "Management")) to purchase all the outstanding shares of the Issuer's Common Stock in a going-private transaction (the "Proposed Going-Private Transaction"). Under the terms of the proposal, each outstanding share of the Issuer's Common Stock would have been converted into the right to receive $0.50 in cash, and the outstanding preferred stock and convertible senior subordinated debt of the Issuer (the "Convertible Note" as defined in Item 3 of the Schedule 13D) would be exchanged for shares of a new series of preferred stock of the Issuer. All shares of preferred stock and all Convertible Notes held by any of the members of the Group (as defined below) would have been converted or exchanged, as described in the prior sentence. It was also proposed that all common stock and all warrants to purchase Common Stock of the Issuer held by the members of the Group would have been cancelled as part of the Proposed Going-Private Transaction.

         On September 8, 2003 the Reporting Persons believed that they may have formed a group (the "Group"), as defined by Rule 13d-5(b) of the Act, with Rosewood Capital III, L.P. ("Rosewood"), Farallon Capital Management, LLC and certain affiliated entities (together, "Farallon"), Management and Pattico with respect to the Proposed Going-Private Transaction. The members of the Group believed that a group may have been formed based on their perception of the understanding among the Group members as to the material terms on which they would be willing to consummate the Proposed Going-Private Transaction described above. The nature of the Group was previously disclosed on Schedule 13D filed with respect to the Issuer by Farallon and Rosewood on or about September 9, 2003. At such time, pursuant to Rule 13(d)-5(b) of the Act, each member of the Group may have been deemed to beneficially own any equity securities of the Issuer that any member of the Group beneficially owns. On September 15, 2003, DKBPEP informed the other members of the Group that DKBPEP is not presently willing to consummate the Proposed Going-Private Transaction on the terms described above, and accordingly, there is neither any understanding regarding the terms on which members of the Group would be willing to consummate the going-private transaction nor any "group" within the meaning of Rule 13d-5(b) of the Exchange Act. DKBPEP is filing this Amendment No. 1 to disclose (i) the continued beneficial ownership by DKBPEP of 2,445,574 shares of Common Stock;
(ii) the possible formation of the Group prior to the date hereof, (iii) the addition of Allianz Finanzbeteiligungs GmbH as a Reporting Person and (iv) that there is neither any understanding regarding the terms on which members of the Group would be willing to consummate the going-private transaction and nor any "group" within the meaning of Rule 13d-5(b) of the Exchange Act.

                               Page 14 of 19 Pages

         ITEM 2.  IDENTITY AND BACKGROUND.

         The first paragraph of Item 2 is hereby deleted and replaced with the following:

         This statement is being filed by DKBPEP and by each of the Reporting Persons which are set forth below.

         The last sentence of the second to last paragraph of the response to
Item 2(a)-(c) and (f) which reads "Dresdner Bank AG is owned by Allianz AG, a German publicly traded corporation with its principal office at Koeniginstrasse 28, D-80802, Muenchen, Germany." is hereby deleted and replaced with the following language:

         Dresdner Bank AG is majority owned by Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), a German corporation with its principal office at Koeniginstrasse 28, D-80802, Muenchen, Germany. Allianz Finanz is a wholly-owned subsidiary of Allianz AG, a German publicly traded corporation with its principal office at Koeniginstrasse 28, D-80802, Muenchen, Germany.

         Item 2 is further amended to add the following paragraph at the end of such Item:

         In addition, pursuant to Rule 13d-5(b) of the Act, on September 8, 2003 a group may have been formed among DKBPEP, Farallon, Management, Pattico and Rosewood, DKBPEP may have attributed to itself the 2,903,995 shares of Common Stock beneficially owned by non-DKBPEP members of the Group as of such date. However, because DKBPEP is not presently willing to consummate the Proposed Going-Private Transaction on the terms described in the Preliminary Note, there is neither any understanding regarding the terms on which members of the Group would be willing to consummate the going-private transaction nor any "group" within the meaning of Rule 13d-5(b) of the Exchange Act. All information required to be reported in this Item 2 or any other item of this
Schedule 13D with respect to the non-DKBPEP members of the Group can be found in the separate Schedule 13Ds filed or to be filed by each of Rosewood, Farallon, Management and Pattico with respect to the shares of Common Stock of the Issuer on or about September 9, 2003 and September 16, 2003.

         "Schedule A" referenced in the first sentence of the final paragraph of
Item 2 (a)-(c) and (f) and attached to the Schedule 13D, is attached hereto and amended and restated in its entirety.

         ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated as follows:

         Please see the Preliminary Note for discussion regarding the Proposed Going-Private Transaction and the possible formation of the Group prior to the date hereof. As noted in the Preliminary Note, because DKBPEP is not presently willing to consummate the Proposed Going-Private Transaction on the terms described in the Preliminary Note, there is neither any understanding regarding the terms on which members of the Group would be willing to consummate the going-private transaction nor any "group" within the meaning of Rule 13d-5(b) of the Exchange Act.

         Except as set forth in this Item 4 and in Item 5, DKBPEP has no plan or proposal that relates to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors; (v) any material change in the present capitalization or

                               Page 15 of 19 Pages
dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to those enumerated above.

         DKBPEP reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt other plans or proposals of the type specified above.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to delete the final paragraph of such item and replace it with the following:

         As a result of the negotiations discussed in the Preliminary Note with respect to the Proposed Going Private Transaction, the Reporting Persons believed that they may have been deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act, with Farallon, Management, Rosewood and/or Pattico. The Reporting Persons disclaim beneficial ownership of any securities issued by the Issuer (including the Common Stock) which are owned by Rosewood, Farallon, Management and/or Pattico as of the date the Group may have been formed. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons were beneficial owners of securities issued by the Issuer (including the Common Stock) beneficially owned by Farallon, Rosewood, Management and/or Pattico, or that the Reporting Persons and any of Farallon, Rosewood, Management and/or Pattico constituted such a person or group. As noted above, on September 15, 2003, DKBPEP informed the other members of the Group that DKBPEP is not presently willing to consummate the Proposed Going-Private Transaction on the terms described in the Preliminary Note, and there is neither any understanding regarding the terms on which members of the Group would be willing to consummate the going-private transaction nor any "group" within the meaning of Rule 13d-5(b) of the Exchange Act.

         Except as described in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                               Page 16 of 19 Pages

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibit:

         Exhibit 13 - Schedule 13D Joint Filing Agreement, dated September 23,
                      2003, by and among the Reporting Persons.

                               Page 17 of 19 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2003

         DRESDNER KLEINWORT BENSON
         PRIVATE EQUITY PARTNERS LP
         By: Dresdner Kleinwort Capital LLC
         Its: General Partner
         By: /s/ Alexander Coleman                     By: /s/ Richard H. Wolf
             ---------------------                          --------------------
         Name: Alexander Coleman                       Name: Richard H. Wolf
         Title: Authorized Person                      Title: Authorized Person

         DRESDNER KLEINWORT CAPITAL LLC
         By: /s/ Alexander Coleman                     By: /s/ Richard H. Wolf
             ---------------------                         ---------------------
         Name: Alexander Coleman                       Name: Richard H. Wolf
         Title: Authorized Person                      Title: Authorized Person

         KLEINWORT BENSON (USA) INC.
         By: /s/ Alexander Coleman                     By: /s/ Richard H. Wolf
             ---------------------                         ---------------------
         Name: Alexander Coleman                       Name: Richard H. Wolf
         Title: Authorized Person                      Title: Authorized Person

         DRESDNER KLEINWORT HOLDINGS INC.
         By: /s/ Alexander Coleman                     By: /s/ Richard H. Wolf
             ---------------------                         ---------------------
         Name: Alexander Coleman                       Name: Richard H. Wolf
         Title: Authorized Person                      Title: Authorized Person

         INVERESK STOCKHOLDERS LTD.
         By: /s/ P. L. Longcroft
             ---------------------
         Name: P. L. Longcroft
         Title: Director and Secretary

         DRESDNER KLEINWORT WASSERSTEIN LIMITED
         By: /s/ S. J. Lowe                            By:  /s/ P. L. Longcroft
             ---------------------                          -------------------
         Name: S. J. Lowe                              Name:  P. L. Longcroft
         Title: Director and Secretary                 Title:  Secretary

         DRESDNER KLEINWORT WASSERSTEIN
         GROUP LIMITED
         By: /s/ P. L. Longcroft
             --------------------
         Name: P. L. Longcroft
         Title: Director and Secretary

                               Page 18 of 19 Pages

         DRESDNER INVESTMENTS (UK)
         LIMITED
         By: /s/ S. J. Lowe
             -----------------------------
         Name: S. J. Lowe
         Title: Director and Secretary

         ZENON BETEILIGUNGSGESELLSCHAFT
         mbH
         By: /s/ Gert Jurgen Mueller                   By: /s/ Edgar Pirscher
             -----------------------------                 ---------------------
         Name: Gert Jurgen Mueller                     Name: Edgar Pirscher
         Title: General Manager                        Title: Manager

         DRESDNER BANK AG
         By: /s/ Dirk Schmidt                          By: /s/ Andrea Huegle
             -----------------------------                 ---------------------
         Name:  Dirk Schmidt                           Name: Andrea Huegle
         Title: Director                               Title: Manager

         ALLIANZ FINANZBETEILIGUNGS Gmbh
         By: /s/ Alexander Pilz                        By: /s/ Peter Mannhart
             -----------------------------                 ---------------------
         Name: Alexander Pilz                          Name: Peter Mannhart
         Title: Prokurist                              Title: Prokurist

         ALLIANZ AG
         By: /s/  Dr. Uta Sigl                         By: /s/ Matthias Seewald
             -----------------------------                 ---------------------
         Name: Dr. Uta Sigl                            Name: Matthias Seewald
         Title: Prokurist                              Title: Prokurist

                               Page 19 of 19 Pages

                                                                       EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT

         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                    * * * * *

                                Page 1 of 3 Pages

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Date: September 23, 2003

         DRESDNER KLEINWORT BENSON
         PRIVATE EQUITY PARTNERS LP
         By: Dresdner Kleinwort Capital LLC
         Its: General Partner
         By: /s/ Alexander Coleman                     By: /s/ Richard H. Wolf
             ---------------------                         ---------------------
         Name: Alexander Coleman                       Name: Richard H. Wolf
         Title: Authorized Person                      Title: Authorized Person

         DRESDNER KLEINWORT CAPITAL LLC
         By: /s/ Alexander Coleman                     By: /s/ Richard H. Wolf
             ---------------------                         ---------------------
         Name: Alexander Coleman                       Name: Richard H. Wolf
         Title: Authorized Person                      Title: Authorized Person

         KLEINWORT BENSON (USA) INC.
         By: /s/ Alexander Coleman                     By: /s/ Richard H. Wolf
             ---------------------                         ---------------------
         Name: Alexander Coleman                       Name: Richard H. Wolf
         Title: Authorized Person                      Title: Authorized Person

         DRESDNER KLEINWORT HOLDINGS INC.
         By: /s/ Alexander Coleman                     By: /s/ Richard H. Wolf
             ---------------------                         ---------------------
         Name: Alexander Coleman                       Name: Richard H. Wolf
         Title: Authorized Person                      Title: Authorized Person

         INVERESK STOCKHOLDERS LTD.
         By: /s/ P. L. Longcroft
             ---------------------
         Name: P. L. Longcroft
         Title: Director and Secretary

         DRESDNER KLEINWORT WASSERSTEIN
         LIMITED
         By: /s/ S. J. Lowe                            By: /s/ P. L. Longcroft
             ---------------------                         -------------------
         Name: S. J. Lowe                              Name: P. L. Longcroft
         Title: Director and Secretary                 Title: Secretary

         DRESDNER KLEINWORT WASSERSTEIN
         GROUP LIMITED
         By: /s/ P. L. Longcroft
             ---------------------
         Name: P. L. Longcroft
         Title: Director and Secretary

                                Page 2 of 3 Pages

         DRESDNER INVESTMENTS (UK)
         LIMITED
         By: /s/ S. J. Lowe
             --------------------------
         Name: S. J. Lowe
         Title: Director and Secretary

         ZENON BETEILIGUNGSGESELLSCHAFT
         mbH
         By: /s/ Gert Jurgen Mueller                   By: /s/ Edgar Pirscher
             --------------------------                    ---------------------
         Name: Gert Jurgen Mueller                     Name: Edgar Pirscher
         Title: General Manager                        Title: Manager

         DRESDNER BANK AG
         By: /s/ Dirk Schmidt                          By: /s/ Andrea Huegle
             --------------------------                    ---------------------
         Name:  Dirk Schmidt                           Name: Andrea Huegle
         Title: Director                               Title: Manager

         ALLIANZ FINANZBETEILIGUNGS GmbH
         By: /s/ Alexander Pilz                        By: /s/ Peter Mannhart
             --------------------------                    ---------------------
         Name: Alexander Pilz                          Name: Peter Mannhart
         Title: Prokurist                              Title: Prokurist

         ALLIANZ AG
         By: /s/  Dr. Uta Sigl                         By: /s/ Matthias Seewald
             ---------------------------                  ----------------------
         Name: Dr. Uta Sigl                            Name: Matthias Seewald
         Title: Prokurist                              Title: Prokurist

                                Page 3 of 3 Pages

                                                                      SCHEDULE A

                                   SCHEDULE A

                            SUPERVISORY BOARD MEMBERS

                                   ALLIANZ AG

                            AS OF SEPTEMBER 22, 2003

                                                     PRINCIPAL EMPLOYMENT OUTSIDE
                           BUSINESS ADDRESS AT         ALLIANZ AG AND RELATED
       NAME                    ALLIANZ AG                 BUSINESS ADDRESS               CITIZENSHIP
----------------------------------------------------------------------------------------------------
Dr. Henning                Koeniginstrasse 28        None                                  German
Schulte-Noelle             80802 Munchen
Chairman                   Germany
----------------------------------------------------------------------------------------------------
Dr. Wulf H. Bernotat       Koeniginstrasse 28        E.ON AG;                              German
                           80802 Munchen             E.ON-Platz 1
                           Germany                   40479 Duesseldorf
                                                     Germany
----------------------------------------------------------------------------------------------------
Norbert Blix               Koeniginstrasse 28        Allianz Versicherungs-AG;             German
                           80802 Munchen             Grosser Burstah 3
                           Germany                   20457 Hamburg
                                                     Germany
----------------------------------------------------------------------------------------------------
Dr. Diethart Breipohl      Koeniginstrasse 28        None                                  German
                           80802 Munchen
                           Germany
----------------------------------------------------------------------------------------------------
Bertrand Collomb           Koeniginstrassse 28       Lafarge S.A.;                         French
                           80802 Muenchen            61, rue des Belles Feuilles
                           Germany                   F-75782 Paris Cedex 16
                                                     France
----------------------------------------------------------------------------------------------------
Dr. Gerhard Cromme         Koeniginstrasse 28        ThyssenKrupp AG;                      German
                           80802 Munchen             August-Thyssen-Strasse 1
                           Germany                   40211 Duesseldorf
                                                     Germany
----------------------------------------------------------------------------------------------------
Juergen Dormann            Koeniginstrasse 28        ABB Ltd.;                             German
                           80802 Munchen             Affoltenstrasse 44
                           Germany                   PO.Box 8131
                                                     8050 Zuerich
                                                     Switzerland
----------------------------------------------------------------------------------------------------
Claudia Eggert-Lehmann     Koeniginstrasse 28        Dresdner Bank AG;                     German
                           80802 Munchen             Kampstr.47
                           Germany                   44137 Dortmund
                                                     Germany
----------------------------------------------------------------------------------------------------
Hinrich Feddersen          Koeniginstrasse 28        Vereinte                              German
                           80802 Munchen             Dienstleistungs-gewerkschaft-
                           Germany                   ver.di;
                                                     Potsdamer Platz 10
                                                     10785 Berlin
                                                     Germany
----------------------------------------------------------------------------------------------------
Peter Haimerl              Koeniginstrasse 28        Dresdner Bank AG;                     German
                           80802 Munchen             Promenadenplatz 7
                           Germany                   80273 Muenchen
                                                     Germany
----------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

Prof. Dr. Rudolf Hickel    Koeniginstrasse 28        University of Bremen;                 German
                           80802 Munchen             Parkallee 39
                           Germany                   28209 Bremen
                                                     Germany
----------------------------------------------------------------------------------------------------
Dr. Renate Kocher          Koeniginstrasse 28        Institut fur Demoskopie,              German
                           80802 Munchen             Allensbach;
                           Germany                   Radolfzeller Strasse 28
                                                     78476 Allensbach
                                                     Germany
----------------------------------------------------------------------------------------------------
Frank Ley                  Koeniginstrasse 28        Allianz Lebensversicherungs-AG;       German
                           80802 Munchen             Reinsburgstr. 19
                           Germany                   70178 Stuttgart
                                                     Germany
----------------------------------------------------------------------------------------------------
Karl Neumeier              Koeniginstrasse 28        Allianz Versicherungs-AG;             German
                           80802 Munchen             Koeniginstrassse 28
                           Germany                   80802 Muenchen
                                                     Germany
----------------------------------------------------------------------------------------------------
Herbert Pfennig            Koeniginstrasse 28        Dresdner Bank AG;                     German
                           80802 Munchen             Koenigstrasse 9
                           Germany                   70173 Stuttgart
                                                     Germany
----------------------------------------------------------------------------------------------------
Sultan Salam               Koeniginstrasse 28        Dresdner Bank AG;                     German
                           80802 Munchen             Juergen-Ponto-Platz 1
                           Germany                   60301 Frankfurt am Main
                                                     Germany
----------------------------------------------------------------------------------------------------
Dr. Manfred Schneider      Koeniginstrasse 28        Bayer AG;                             German
                           80802 Munchen             Bayerhaus
                           Germany                   51368 Leverkusen
                                                     Germany
----------------------------------------------------------------------------------------------------
Margit Schoffer            Koeniginstrasse 28        Dresdner Bank AG;                     German
                           80802 Munchen             Bahnhofstr. 20
                           Germany                   73430 Aalen
                                                     Germany
----------------------------------------------------------------------------------------------------
Dr. Hermann Scholl         Koeniginstrasse 28        Robert Bosch GmbH;                    German
                           80802 Munchen             Robert-Bosch-Platz 1
                           Germany                   70839 Gerlingen-Schillerhoehe
                                                     Germany
----------------------------------------------------------------------------------------------------
Juergen E. Schrempp        Koeniginstrasse 28        DaimlerChrysler AG;                   German
                           80802 Munchen             Epplestrasse 225
                           Germany                   70567 Stuttgart
                                                     Germany
----------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                       MEMBERS OF THE BOARD OF MANAGEMENT

                                   ALLIANZ AG

                            AS OF SEPTEMBER 22, 2003

                                                              PRINCIPAL EMPLOYMENT
                                                              OUTSIDE ALLIANZ AG AND
                                                                RELATED BUSINESS
      NAME                          BUSINESS ADDRESS                 ADDRESS                      CITIZENSHIP
-------------------------------------------------------------------------------------------------------------
Michael Diekmann                 Koeniginstrasse 28                    None                         German
Chairman                         80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------
Dr. Paul Achleitner              Koeniginstrasse 28                    None                         Austrian
                                 80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------
Detlev Bremkamp                  Koeniginstrasse 28                    None                         German
                                 80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------
Jan R. Carendi                   Koeniginstrasse 28                    None                         Swedish
                                 80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------
Dr. Joachim Faber                Koeniginstrasse 28                    None                         German
                                 80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------
Dr. Reiner Hagemann              Koeniginstrasse 28                    None                         German
                                 80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------
Dr. Horst Mueller                Juergen-Ponto-Platz 1                 None                         German
                                 60301 Frankfurt am Main
                                 Germany
-------------------------------------------------------------------------------------------------------------
Dr. Helmut Perlet                Koeniginstrasse 28                    None                         German
                                 80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------
Dr. Gerhard Rupprecht            Koeniginstrasse 28                    None                         German
                                 80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------
Dr. Herbert Walter               Koeniginstrasse 28                    None                         German
                                 80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------
Dr. Werner Zedelius              Koeniginstrasse 28                    None                         German
                                 80802 Munich
                                 Germany
-------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                         ALLIANZ FINANZBETEILIGUNGS GmbH

                            AS OF SEPTEMBER 22, 2003

                                                                         PRINCIPAL EMPLOYMENT
                                                      POSITION AT           OUTSIDE ALLIANZ
                                                        ALLIANZ           FINANZBETEILIGUNGS
                                                     FINANZBETEILI-        GmbH AND RELATED
     NAME                  BUSINESS ADDRESS            GUNGS GmbH          BUSINESS ADDRESS      CITIZENSHIP
------------------------------------------------------------------------------------------------------------
Dr. Paul Achleitner       Koeniginstrasse 28       Managing Director    Member of the Board of    Austrian
                          80802 Munich                                  Management of
                          Germany                                       Allianz AG;
                                                                        Koeniginstrasse 28
                                                                        80802 Munich
                                                                        Germany
------------------------------------------------------------------------------------------------------------
Dr. Joachim Faber         Koeniginstrasse 28       Managing Director    Member of the Board of    German
                          80802 Munich                                  Management of
                          Germany                                       Allianz AG;
                                                                        Koeniginstrasse 28
                                                                        80802 Munich
                                                                        Germany
------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                       ZENON BETEILIGUNGSGESELLSCHAFT gmbh

                            AS OF SEPTEMBER 22, 2003

        NAME               POSITION                  EMPLOYMENT                      ADDRESS                 CITIZENSHIP
------------------------------------------------------------------------------------------------------------------------
Wolfgang Kolb              Director               Dresdner Bank AG          Juergen-Ponto-Platz 1               German
                                                                            D-60301 Frankfurt am Main
                                                                            Germany
------------------------------------------------------------------------------------------------------------------------
Gert Juergen Mueller       Director               Dresdner Bank AG          Juergen-Ponto-Platz 1               German
                                                                            D-60301 Frankfurt am Main
                                                                            Germany
------------------------------------------------------------------------------------------------------------------------
Dr. Manfred Schaudwet      Director               Dresdner Bank AG          Juergen-Ponto-Platz 1               German
                                                  (retired)                 D-60301 Frankfurt am Main
                                                                            Germany
------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                        MEMBERS OF THE SUPERVISORY BOARD

                                DRESDNER BANK AG

                            AS OF SEPTEMBER 22, 2003

      NAME                       POSITION              EMPLOYMENT                    ADDRESS                 CITIZENSHIP
------------------------------------------------------------------------------------------------------------------------
Michael Diekmann           Chairman of the        Allianz AG                 Koeniginstrasse 28                 German
                           Board of Managing                                 80802 Munich
                           Directors                                         Germany
------------------------------------------------------------------------------------------------------------------------
Claudia Eggert-Lehmann     Member of the          Dresdner Bank AG           Kampstrasse 47                     German
                           Supervisory Board                                 44137 Dortmund
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Bernhard Enseling          Member of the          Dresdner Bank AG           Jurgen-Ponto-Platz 1               German
                           Supervisory Board                                 60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Peter Haimerl              Member of the          Dresdner Bank AG           Promenadeplatz 7                   German
                           Supervisory Board                                 80273 Munich
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Christian Hohn             Member of the          Dresdner Bank AG           Marsstrasse 20                     German
                           Supervisory Board                                 80335 Munchen
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Oda-Renate Krauss          Employee               ver.di Vereinte            Kopenicker Strasse 55              German
                                                  Dienstleistungsgewerk      10179 Berlin
                                                  schaft                     Germany
------------------------------------------------------------------------------------------------------------------------
Dr. rer. pol. Heinz        Member of the          Thyssen Krupp AG           August-Thyssen-Strasse 1           German
Kriwet                     Supervisory Board                                 40211 Duesseldorf
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Prof. Dr. Edward G.        Member of the          Siemens AG                 Wittelsbacherplatz 2               German
Krubasik                   Managing Board of                                 80312 Munich
                           Directors                                         Germany
------------------------------------------------------------------------------------------------------------------------
Dr. Dietmar Kuhnt          Chairman of the        RWE AG                     Opernplatz 1                       German
                           Managing Board of                                 45128 Essen
                           Directors                                         Germany
------------------------------------------------------------------------------------------------------------------------
Igor Landau                Chairman of the        Aventis S.A.               CEDEX 9                            French
                           Board of Managing                                 67917 Strasbourg
                           Directors                                         France
------------------------------------------------------------------------------------------------------------------------
Dr. Hartmut Mehdorn        Chairman of the        Deutsche Bahn AG           Potsdamer Platz 2                  German
                           Board of Managing                                 10785 Berlin
                           Directors                                         Germany
------------------------------------------------------------------------------------------------------------------------
Brunhilde Nast             Member of the          Dresdner Bank AG           Dr.-Kulz-Ring 10                   German
                           Supervisory Board                                 01067 Dresden
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Dr. Helmut Perlet          Member of the Board    Allianz AG                 Koeniginstrasse 28                 German
                           of Managing Directors                             80802 Munich
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

Dr. Bernd Pischetsrieder   Chairman of the        Volkswagen AG              Berliner Ring 2                    German
                           Board of Managing                                 38440 Wolfsburg
                           Directors                                         Germany
------------------------------------------------------------------------------------------------------------------------
Stefan Quandt              Chairman of the        DELTON AG                  Seedammweg 55                      German
                           Supervisory Board                                 61352 Bad Homburg
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Jurgen Rose                Member of the          Dresdner Bank AG           Bischof-Meiser-Strasse 2           German
                           Supervisory Board                                 90403 Nurnberg
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Sultan Salam               Member of the          Dresdner Bank AG           Kaiserstrasse 52                   German
                           Supervisory Board                                 60329 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Margit Schoffer            Member of the          Dresdner Bank AG           Bahnhofstrasse 20                  German
                           Supervisory Board                                 73430 Aalen
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Uwe Spitzbarth             Head of Section        ver.di Vereinte            Potsdamer Platz 10                 German
                           Banks and Savings      Dienstleistungsgewerk      10785 Berlin
                           Banks                  schaft                     Germany
------------------------------------------------------------------------------------------------------------------------
Dr. Bernd W. Voss          Member of the          Dresdner Bank AG           Gallusanlage 8                     German
                           Supervisory Board                                 60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                   MEMBERS OF THE BOARD OF MANAGING DIRECTORS

                                DRESDNER BANK AG

                            AS OF SEPTEMBER 22, 2003

      NAME                       POSITION             EMPLOYMENT                     ADDRESS                 CITIZENSHIP
------------------------------------------------------------------------------------------------------------------------
Dr. Herbert Walter         Chairman of the Board   Dresdner Bank AG          Juergen-Ponto-Platz 1              German
                           of Managing Directors                             60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Dr. Andreas Georgi         Member of the Board     Dresdner Bank AG          Juergen-Ponto-Platz 1              German
                           of Managing Directors                             60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Karl Ralf Jung             Member of the Board     Dresdner Bank AG          Juergen-Ponto-Platz 1              German
                           of Managing Directors                             60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Jan Kvarnstrom             Member of the Board     Dresdner Bank AG          Juergen-Ponto-Platz 1              Swedish
                           of Managing Directors                             60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Dr. Horst Mueller          Member of the Board     Dresdner Bank AG          Juergen-Ponto-Platz 1              German
                           of Managing Directors                             60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Andrew Pisker              Member of the Board     Dresdner Bank AG          c/o Dresdner Kleinwort             British
                           of Managing Directors                             Wasserstein
                                                                             Riverbank House 2 Swan
                                                                             Lane
                                                                             GB London EC4R 3UX
                                                                             Great Britain
------------------------------------------------------------------------------------------------------------------------
Klaus Rosenfeld            Member of the Board     Dresdner Bank AG          Juergen-Ponto-Platz 1              German
                           of Managing Directors                             60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Otto Steinmetz             Member of the Board     Dresdner Bank AG          Juergen-Ponto-Platz 1              German
                           of Managing Directors                             60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------
Dr. Friedrich Wobking      Member of the Board     Dresdner Bank AG          Juergen-Ponto-Platz 1              German
                           of Managing Directors                             60301 Frankfurt am Main
                                                                             Germany
------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                     DRESDNER KLEINWORT WASSERSTEIN LIMITED
                       (FORMERLY KLEINWORT BENSON LIMITED)
                             AS OF SEPTEMBER 4 2003

   NAME                    POSITION                    EMPLOYMENT                 ADDRESS              CITIZENSHIP
------------------------------------------------------------------------------------------------------------------
Stephen John               Director                Dresdner Kleinwort        20 Fenchurch Street         American
Berger                                             Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Peter Leonard              Secretary               Dresdner Kleinwort        20 Fenchurch Street         British
Longcroft                                          Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Edward Daniel              Director                Dresdner Kleinwort        20 Fenchurch Street         British
MacDonald                                          Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Malcolm Francis            Director                Dresdner Kleinwort        20 Fenchurch Street         British
Williams                                           Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Timothy John               Director                Dresdner Kleinwort        20 Fenchurch Street         British
Hanford                                            Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Mark Ian Macleod           Director                Dresdner Kleinwort        20 Fenchurch Street         British
                                                   Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
John Douglas               Director                Dresdner Kleinwort        20 Fenchurch Street         British
Russell                                            Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Achilles Othon             Director                Dresdner Kleinwort        20 Fenchurch Street         Greek
Macris                                             Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Robert Edward              Alternate               Dresdner Kleinwort        20 Fenchurch Street         British
Murdin                     Director                Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Stephen John Lowe          Director                Dresdner Kleinwort        20 Fenchurch Street         British
                                                   Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Keith Patrick              Alternate               Dresdner Kleinwort        20 Fenchurch Street         Irish
Collins                    Director                Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Alan Colin Drake           Deputy                  Dresdner Kleinwort        20 Fenchurch Street         British
Yarrow                     Chairman                Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Alfred Heribert            Director                Dresdner Kleinwort        20 Fenchurch Street         German
Kornfeld                                           Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
James Cameron              Assistant               Dresdner Kleinwort        20 Fenchurch Street         British
Wall                       Secretary               Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                    DRESDNER KLEINWORT WASSERSTEIN GROUP LTD
                    (FORMERLY KLEINWORT BENSON GROUP LIMITED)
                             AS OF SEPTEMBER 4, 2003

      NAME                  POSITION                   EMPLOYMENT                  ADDRESS             CITIZENSHIP
------------------------------------------------------------------------------------------------------------------
Keith Patrick              Director                Dresdner Kleinwort        20 Fenchurch Street         Irish
Collins                                            Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Mark Ian Macleod           Director                Dresdner Kleinwort        20 Fenchurch Street         British
                                                   Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Peter Leonard              Director &              Dresdner Kleinwort        20 Fenchurch Street         British
Longcroft                  Secretary               Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Stephen John Lowe          Director                Dresdner Kleinwort        20 Fenchurch Street         British
                                                   Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                        DRESDNER INVESTMENTS (UK) LIMITED

                             AS OF SEPTEMBER 4, 2003

     NAME                   POSITION                   EMPLOYMENT                 ADDRESS              CITIZENSHIP
------------------------------------------------------------------------------------------------------------------
Stephen John Lowe          Director &              Dresdner Kleinwort        20 Fenchurch Street         British
                           Secretary               Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Achilles Othon             Director                Dresdner Kleinwort        20 Fenchurch Street         Greek
Macris                                             Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
John Howard                Director                Dresdner Kleinwort        20 Fenchurch Street         German
Pattinson                                          Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Keith Patrick              Director                Dresdner Kleinwort        20 Fenchurch Street         Irish
Collins                                            Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                          INVERESK STOCKHOLDERS LIMITED

                             AS OF SEPTEMBER 4, 2003

        NAME                POSITION                   EMPLOYMENT                 ADDRESS              CITIZENSHIP
------------------------------------------------------------------------------------------------------------------
Keith Patrick Collins      Director                Dresdner Kleinwort        20 Fenchurch Street         Irish
                                                   Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
Peter Leonard              Director &              Dresdner Kleinwort        20 Fenchurch Street         British
Longcroft                  Secretary               Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------
James Cameron Wall         Secretary               Dresdner Kleinwort        20 Fenchurch Street         British
                                                   Wasserstein Limited       London EC3P 3DB
------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                         DRESDNER KLEINWORT CAPITAL LLC

                            AS OF SEPTEMBER 22, 2003

     NAME*                       TITLE                 EMPLOYMENT                  ADDRESS
------------------------------------------------------------------------------------------------
Alexander Coleman          Authorized Manager      Dresdner Kleinwort        75 Wall Street
                                                   Capital LLC               New York, NY 10005
------------------------------------------------------------------------------------------------
Richard Wolf               Authorized Manager      Dresdner Kleinwort        75 Wall Street
                                                   Capital LLC               New York, NY 10005
------------------------------------------------------------------------------------------------

*United States Citizen, unless otherwise indicated.

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                        DRESDNER KLEINWORT HOLDINGS INC.

                            AS OF SEPTEMBER 22, 2003

       NAME*                        TITLE                   EMPLOYMENT                      ADDRESS
--------------------------------------------------------------------------------------------------------
Joachim Mies                   Director and        Dresdner Kleinwort Holdings        75 Wall Street
                               President           Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Christopher Williams           Secretary and       Dresdner Kleinwort Holdings        75 Wall Street
                               Senior Vice         Inc.                               New York, NY 10005
                               President
--------------------------------------------------------------------------------------------------------
Stephen Brooks                 Chief Financial     Dresdner Kleinwort Holdings        75 Wall Street
                               Officer             Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Jeff Stern                     Vice President      Dresdner Kleinwort Holdings        75 Wall Street
                                                   Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Kenneth Ley                    Vice President      Dresdner Kleinwort Holdings        75 Wall Street
                                                   Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Alex Coleman                   Vice President -    Dresdner Kleinwort Holdings        75 Wall Street
                               Private Equity      Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Richard Wolf                   Vice President -    Dresdner Kleinwort Holdings        75 Wall Street
                               Private Equity      Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Adam Lichtenstein              Vice President -    Dresdner Kleinwort Holdings        75 Wall Street
                               Private Equity      Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Jay Mathewson                  Vice President-     Dresdner Kleinwort Holdings        75 Wall Street
                               Leasing             Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Howie Weber                    Vice President-     Dresdner Kleinwort Holdings        75 Wall Street
                               Leasing             Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Mark Peters                    Vice President-     Dresdner Kleinwort Holdings        75 Wall Street
                               Leasing             Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
William Shore                  Vice President-     Dresdner Kleinwort Holdings        75 Wall Street
                               Leasing             Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Andrew Gosling                 Assistant           Dresdner Kleinwort Holdings        75 Wall Street
                               Treasurer           Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------
Walter F. Petzinger            Assistant           Dresdner Kleinwort Holdings        75 Wall Street
                               Secretary           Inc.                               New York, NY 10005
--------------------------------------------------------------------------------------------------------

*United States Citizen, unless otherwise indicated.

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS

                           KLEINWORT BENSON (USA) INC.

                            AS OF SEPTEMBER 22, 2003

      NAME*                        TITLE                    EMPLOYMENT                     ADDRESS
--------------------------------------------------------------------------------------------------------
Alexander COLEMAN              Director and        Kleinwort Benson (USA) Inc.        75 Wall Street
                               President                                              New York, NY 10005
--------------------------------------------------------------------------------------------------------
Richard WOLF                   Director,           Kleinwort Benson (USA) Inc.        75 Wall Street
                               Secretary and                                          New York, NY 10005
                               Treasurer
--------------------------------------------------------------------------------------------------------

*United States Citizen, unless otherwise indicated.